Exhibit 99.1

OneConnect Announces Extraordinary General Meeting Results

SHENZHEN, China, Dec. 18, 2024 /PRNewswire/ -- OneConnect Financial Technology Co., Ltd. (“OneConnect” or the “Company”) (NYSE: OCFT and HKEX: 6638), a leading technology-as-a-service provider for the financial services industry in China, today announced the results of its extraordinary general meeting of shareholders held in Shenzhen on December 18, 2024.

At the meeting, the shareholders of OneConnect Financial Technology Co., Ltd. approved, ratified and/or confirmed the following resolutions:

1.	That the 2024 Provision of Products and Services Agreement, the transactions contemplated thereunder, and the proposed annual caps for the three years ending 31 December 2027, details of which are more particularly described in the circular to holders of the Company’s ordinary shares dated November 6, 2024 (the “Circular”) of OneConnect, be and are hereby approved, ratified and confirmed; and That any one executive director of the Company be and is hereby authorized for and on behalf of the Company to execute, and where required, to affix the common seal of the Company to, any documents, instruments or agreements, and to do any acts and things deemed by him or her to be necessary, expedient or appropriate in order to give effect to and implement the transactions contemplated under the 2024 Provision of Products and Services Agreement (including the proposed annual caps thereunder for the three years ending 31 December 2027).

2.	That the 2024 Services and Products Purchasing Agreement, the transactions contemplated thereunder, and the proposed annual caps for the three years ending 31 December 2027, details of which are more particularly described in the Circular, be and are hereby approved, ratified and confirmed; and That any one executive director of the Company be and is hereby authorized for and on behalf of the Company to execute, and where required, to affix the common seal of the Company to, any documents, instruments or agreements, and to do any acts and things deemed by him or her to be necessary, expedient or appropriate in order to give effect to and implement the transactions contemplated under the 2024 Services and Products Purchasing Agreement (including the proposed annual caps thereunder for the three years ending 31 December 2027).

3.	That the 2024 Financial Services Purchasing Agreement, the transactions contemplated thereunder, and the proposed annual caps for the three years ending 31 December 2027, details of which are more particularly described in the Circular, be and are hereby approved, ratified and confirmed; and That any one executive director of the Company be and is hereby authorized for and on behalf of the Company to execute, and where required, to affix the common seal of the Company to, any documents, instruments or agreements, and to do any acts and things deemed by him or her to be necessary, expedient or appropriate in order to give effect to and implement the transactions contemplated under the 2024 Financial Services Purchasing Agreement (including the proposed annual caps thereunder for the three years ending 31 December 2027).

4.	That the 2024 Property Leasing Agreement, the transactions contemplated thereunder, and the proposed annual caps for the three years ending 31 December 2027, details of which are more particularly described in the Circular, be and are hereby approved, ratified and confirmed; and That any one executive director of the Company be and is hereby authorized for and on behalf of the Company to execute, and where required, to affix the common seal of the Company to, any documents, instruments or agreements, and to do any acts and things deemed by him or her to be necessary, expedient or appropriate in order to give effect to and implement the transactions contemplated under the 2024 Property Leasing Agreement (including the proposed annual caps thereunder for the three years ending 31 December 2027).

About OneConnect

OneConnect Financial Technology Co., Ltd. is a technology-as-a-service provider for financial services industry. The Company integrates extensive financial services industry expertise with market-leading technology to provide technology applications and technology-enabled business services to financial institutions. The integrated solutions and platform the Company provides include digital banking solution, digital insurance solution and Gamma Platform, which is a technology infrastructural platform for financial institutions. The Company’s solutions enable its customers’ digital transformations, which help them improve efficiency, enhance service quality, and reduce costs and risks.

The Company has established long-term cooperation relationships with financial institutions to address their needs of digital transformation. The Company has also expanded its services to other participants in the value chain to support the digital transformation of financial services eco-system. In addition, the Company has successfully exported its technology solutions to overseas financial institutions.

For more information, please visit ir.ocft.com.

Contacts

Investor Relations:

OCFT IR Team

OCFT_IR@ocft.com

Media Relations:

OCFT PR Team

pub_jryztppxcb@pingan.com.cn